Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: ABN AMRO Holding N.V.
Registration Number: 333-144752
Date: September 17, 2007
On September 17, 2007, Fortis, Royal Bank of Scotland and Santander issued the following joint press release:
17 September 2007 — Fortis, RBS and Santander welcome Dutch Minister of Finance consent
Today, the Dutch Minister of Finance, on the advice of De Nederlandsche Bank N.V. (“DNB”), has granted Fortis, RBS and Santander (collectively, “the Banks”) the Declarations of No Objection they require in respect of the proposed acquisition of ABN AMRO Holding N.V. and its group companies (“ABN AMRO”). This is an important step towards the completion of the Banks’ offer for ABN AMRO.
The Declarations of No Objection contain specific conditions and requirements. The Banks are confident they can comply with these conditions and requirements. The specific conditions and requirements in the Declarations of No Objection are available on the Banks’ joint website, www.consortiumbid.com.
Certain of the conditions and requirements are summarised as follows:
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The Banks shall ensure sufficient continuity within the Management Board and the Supervisory Board of ABN AMRO Holding and ABN AMRO Bank and shall ensure the preservation of knowledge of the organisation of the ABN AMRO Group as well as the availability of specific expertise so that these bodies can properly perform their legal and statutory tasks.

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Within the Consortium, RBS is primarily responsible for the effective functioning of the ABN AMRO Group during the transition phase to the moment when the components to be acquired are transferred to the individual members of the Consortium. The ABN AMRO Group shall be consolidated in the financial statements and supervisory returns of RBS. RBS is responsible for compliance with the financial supervisory regulations applicable to the ABN AMRO Group in all relevant jurisdictions.

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Within two months of the entry into force of the Declarations of No Objection, the Banks shall ensure that ABN AMRO draws up a robust and detailed Transitional Plan. The Transitional Plan and any material changes to it shall be submitted to DNB for approval.

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The Banks shall not make any fundamental changes to the current set-up of the organisation, the division of tasks and responsibilities, the committee structure and the reporting lines of the ABN AMRO Group before:

•	the Banks have obtained a degree of control with which the Banks may be deemed capable of effective execution of the proposed transition; and
•	the above transition plan has been approved by DNB, unless DNB has agreed to such a change in advance.

•	DNB approval will be obtained for the Transitional Plan and for each separation before implementation.
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The Banks commit to maintain target levels of capital and liquidity determined between DNB and ABN AMRO. An adjusted capital and liquidity plan will be submitted to DNB for approval within thirty days of the entry into force of the Declarations of No Objection.

The Declarations of No Objection will enter into force if the public offer for ABN AMRO is declared unconditional by the Banks on or before 31 December 2007, in the manner and subject to the conditions as detailed in the offer document of 20 July 2007, and if the financing has been secured in an adequate manner.
Supplemental Agreement
The Banks have agreed that ABN AMRO shall be governed and managed following its acquisition by the Banks in accordance with the provisions of a supplemental agreement, supplementing the Consortium and Shareholders’ Agreement of 28 May 2007 (the “Supplemental Agreement”). The Supplemental Agreement has been prepared in close consultation with DNB. A summary of the provisions of the Supplemental Agreement can be found in the Appendix to this release.

Appendix: Supplemental Agreement
The provisions of the Supplemental Agreement include the following:
•	The roles of the Supervisory and Managing Boards of ABN AMRO will remain unchanged in concept following completion of the offer;
•	The Banks will propose three new members to the Supervisory Board and intend to retain at least five existing members (subject to their being willing to serve);
•	The Chairman of the Supervisory Board will be an independent member of the Supervisory Board and will not be a nominee of any member of the Consortium;
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Three independent members of the Supervisory Board will be charged with special responsibility for ensuring that the interests of minorities are protected until such time as their interests are acquired by RFS Holdings;

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As is the current practice of ABN AMRO, appointments to the Managing Board will be nominated by the Supervisory Board and ultimately decided by the general meeting of shareholders. The Consortium will recommend a number of appointments to the Managing Board, including Chairman, CFO and CRO. In addition, it is the Consortium’s intention to secure continuity by retaining ABN AMRO experience and knowledge on the Managing Board. The Consortium will either retain a number of existing members if they are willing to serve or will seek to identify candidates from the Group Business Committee;

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The ABN AMRO Group will continue to act as a single coordinated institution in respect of all liabilities, requirements and regulatory interfaces. In the event that any parental support were to be provided, it would come directly from RBS who would thereafter share the consequences with the Consortium, using the mechanisms set out in Clause 13 of the CSA. The respective ABN AMRO businesses will, prior to separation, be managed under the authority of the ABN AMRO Managing Board; and

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The period during which the Consortium members have undertaken to agree the terms of the definitive agreements to implement the restructuring of ABN AMRO has been reduced from 180 days to 90 days after the date of the offer going wholly unconditional, after which time the matters in dispute, on the application of any Consortium member, will be determined as set out in the Consortium and Shareholders’ Agreement.

The Supplemental Agreement will be publicly available on the Banks’ joint website.

Important Information
This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.
The terms “Consortium” and “Transitional Plan” are as defined in the Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007.
In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.
Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551
Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

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